Amerinor LLC (DBA Sanara)

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

(Unaudited)

AmeriNor LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-46,678.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,730.30
Inventory Asset	-16,068.72
Accounts Payable (A/P)	0.00
Citi Double Cash #8953	19,901.50
RBFCU HELOC (5853)	-6,003.85
Out Of Scope Agency Payable	0.00
Texas State Comptroller Payable	-0.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,902.21**
Net cash provided by operating activities	**$ -50,580.81**
FINANCING ACTIVITIES	
Opening Balance Equity	27,900.43
Owner's Distribution	24,964.89
Net cash provided by financing activities	**$52,865.32**
NET CASH INCREASE FOR PERIOD	**$2,284.51**
Cash at beginning of period	2,210.99
CASH AT END OF PERIOD	**$4,495.50**

AmeriNor LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-54,916.96
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-889.24
Inventory Asset	-883.00
Accounts Payable (A/P)	0.00
Citi Double Cash #8953	3,901.53
RBFCU #0897	19,654.68
RBFCU HELOC (5853)	-6,242.22
Out Of Scope Agency Payable	0.00
Texas State Comptroller Payable	381.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,923.43**
Net cash provided by operating activities	**$ -38,993.53**
FINANCING ACTIVITIES	
Opening Balance Equity	4,944.00
Owner's Distribution	31,135.55
Net cash provided by financing activities	**$36,079.55**
NET CASH INCREASE FOR PERIOD	**$ -2,913.98**
Cash at beginning of period	4,495.50
CASH AT END OF PERIOD	**$1,581.52**

AmeriNor LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts	-491.30
Returns & Refunds	-312.34
Sales of Product	17,456.17
Shipping Income	754.41
Total Income	**$17,406.94**
Cost of Goods Sold	
Cost of Goods Sold	232.88
Inventory Shrinkage - COGS	11,599.83
Labels - COGS	511.03
Packaging Containers - COGS	3,042.17
Shipping & Freight - COGS	1,178.82
Supplies & Materials - COGS	1,519.47
Total Cost of Goods Sold	**18,084.20**
Total Cost of Goods Sold	**$18,084.20**
GROSS PROFIT	**$ -677.26**
Expenses	
Auto	
Fuel	50.41
Total Auto	**50.41**
Bank Charges	
Amazon Fees	3,636.48
Bank Fees	893.56
Faire Fees	285.12
Paypal Fees	86.83
QuickBooks Payments Fees	20.37
Shopify Fees	140.73
Total Bank Charges	**5,063.09**
Donations	50.00
Dues & Subscriptions	10,461.31
Insurance	734.99
Interest Expense	6,543.36
Legal & Professional Fees	
Consulting	0.00
Total Legal & Professional Fees	**0.00**
Marketing	12,235.97
Tradeshow Cost	0.00
Total Marketing	**12,235.97**
Meals and Entertainment	118.06
Office Supplies	-10.45

AmeriNor LLC

Profit and Loss
January - December 2021

	TOTAL
Professional Development	2,662.63
Rent or Lease	
Storage	2,580.00
Total Rent or Lease	**2,580.00**
Small Tools & Equipment	294.31
Software, Apps & Online Services	3,066.30
Subcontractors	202.85
Taxes & Licenses	
Penalties	213.08
Sales Tax	0.00
Total Taxes & Licenses	**213.08**
Travel	
Airfare	752.76
Hotels	78.12
Meals	700.81
Rideshare	334.69
Total Travel	**1,866.38**
Utilities	138.95
Total Expenses	**$46,271.24**
NET OPERATING INCOME	**$ -46,948.50**
Other Income	
Credit Card Rewards	269.00
Interest Income	0.67
Sales Tax Discount	0.23
Total Other Income	**$269.90**
NET OTHER INCOME	**$269.90**
NET INCOME	**$ -46,678.60**

AmeriNor LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts	-1,610.25
Returns & Refunds	-156.41
Sales of Product	31,733.34
Shipping Income	351.54
Total Income	**$30,318.22**
Cost of Goods Sold	
Cost of Goods Sold	4,061.00
Packaging Containers - COGS	25,772.48
Shipping & Freight - COGS	2,028.54
Shipping Supplies - COGS	35.62
Supplies & Materials - COGS	5,202.15
Total Cost of Goods Sold	**37,099.79**
Total Cost of Goods Sold	**$37,099.79**
GROSS PROFIT	**$ -6,781.57**
Expenses	
Bank Charges	
Amazon Fees	2,038.68
Bank Fees	885.57
Faire Fees	141.58
Paypal Fees	32.79
QuickBooks Payments Fees	213.94
Shopify Fees	153.68
Total Bank Charges	**3,466.24**
Dues & Subscriptions	5,856.91
Insurance	676.00
Interest Expense	10,162.67
Legal & Professional Fees	162.00
Bookkeeping	595.00
Consulting	-100.00
Total Legal & Professional Fees	**657.00**
Marketing	4,353.87
Gifts	89.94
Tradeshow Cost	11,247.18
Total Marketing	**15,690.99**
Meals and Entertainment	48.45
Office Supplies	81.03
Professional Development	5,283.67

AmeriNor LLC

Profit and Loss
January - December 2022

	TOTAL
Rent or Lease	
Storage	230.00
Total Rent or Lease	**230.00**
Samples	535.68
Software, Apps & Online Services	2,789.62
Subcontractors	288.62
Taxes & Licenses	
Penalties	156.09
Sales Tax	0.00
Total Taxes & Licenses	**156.09**
Travel	
Hotels	2,234.01
Meals	138.65
Rideshare	108.63
Total Travel	**2,481.29**
Total Expenses	**$48,404.26**
NET OPERATING INCOME	**$ -55,185.83**
Other Income	
Credit Card Rewards	267.86
Interest Income	0.86
Sales Tax Discount	0.15
Total Other Income	**$268.87**
NET OTHER INCOME	**$268.87**
NET INCOME	**$ -54,916.96**

AmeriNor LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Clearing Accounts	
Amazon Pay Clearing	0.00
Amazon Standard Clearing	0.00
Cash Clearing	0.00
Faire Clearing	0.00
Paypal Clearing	278.33
Shopify Clearing	358.46
Square Clearing	0.00
Stripe Clearing	0.00
Venmo Clearing	0.00
Total Clearing Accounts	**636.79**
RBFCU Expenses #6081	142.06
RBFCU Income #3145	3,595.08
RBFCU Loan #2551	119.57
RBFCU Savings #3118	1.00
RBFCU Taxes #6090	1.00
Total Bank Accounts	**$4,495.50**
Accounts Receivable	
Accounts Receivable (A/R)	1,730.30
Total Accounts Receivable	**$1,730.30**
Other Current Assets	
Inventory Asset	16,068.72
Undeposited Funds	0.00
Total Other Current Assets	**$16,068.72**
Total Current Assets	**$22,294.52**
TOTAL ASSETS	**$22,294.52**

AmeriNor LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Citi Double Cash #8953	26,024.95
RBFCU HELOC (5853)	102,750.46
Total Credit Cards	**$128,775.41**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Texas State Comptroller Payable	142.92
Total Other Current Liabilities	**$142.92**
Total Current Liabilities	**$128,918.33**
Total Liabilities	**$128,918.33**
Equity	
Opening Balance Equity	-85,672.58
Owner's Distribution	89,120.06
Retained Earnings	-63,392.69
Net Income	-46,678.60
Total Equity	**$ -106,623.81**
TOTAL LIABILITIES AND EQUITY	**$22,294.52**

AmeriNor LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Clearing Accounts	
Amazon Pay Clearing	0.00
Amazon Standard Clearing	0.00
Cash Clearing	0.00
Faire Clearing	0.00
Paypal Clearing	0.00
Shopify Clearing	375.37
Square Clearing	0.00
Stripe Clearing	0.00
Venmo Clearing	0.00
Total Clearing Accounts	**375.37**
RBFCU Expenses #6081	0.07
RBFCU Income #3145	342.47
RBFCU Loan #2551	5.03
RBFCU Savings #3118	1.00
RBFCU Taxes #6090	1.00
Total Bank Accounts	**$724.94**
Accounts Receivable	
Accounts Receivable (A/R)	2,619.54
Total Accounts Receivable	**$2,619.54**
Other Current Assets	
Inventory Asset	16,951.72
Undeposited Funds	856.58
Total Other Current Assets	**$17,808.30**
Total Current Assets	**$21,152.78**
TOTAL ASSETS	**$21,152.78**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Citi Double Cash #8953	29,926.48
RBFCU #0897	19,654.68
RBFCU HELOC (5853)	96,508.24

AmeriNor LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$146,089.40**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Texas State Comptroller Payable	524.60
Total Other Current Liabilities	**$524.60**
Total Current Liabilities	**$146,614.00**
Total Liabilities	**$146,614.00**
Equity	
Opening Balance Equity	-80,728.58
Owner's Distribution	120,255.61
Retained Earnings	-110,071.29
Net Income	-54,916.96
Total Equity	**$ -125,461.22**
TOTAL LIABILITIES AND EQUITY	**$21,152.78**

Sanara Skincare - Statement of Changes in Equity	2022	2021
Opening Balance - January 1	2,210.99	4,495.50
Net profit/loss	-$50,580.81	-$38,993.53
Stock Issued	0	0
Preferred Stock Issued	0	0
Ending Balance - December 31	$4,495.50	$1,581.52

AmeriNor LLC – DBA Sanara Skincare
NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2022

1. ORGANIZATION AND PURPOSE

Sanara Skincare. (the "Company"), is a LLC organized under the laws of the State of Texas.
The Company sells skincare companies and make money from direct to consumer and wholesale sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees
e)

Legal fees consist of legal services provided for the creation of the Company and equity financing.

f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.